UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change in Controlling Shareholder

Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”) has been advised by Mr. Wai Yiu Yau (“Mr. Yau”), its controlling shareholder, founder, chairman and chief executive officer, that on April 29, 2026, he has completed the sale of all 100 management shares of the Company and 57,224 ordinary shares of the Company, both par value $0.20 each, representing approximately 2.4% of the total issued and outstanding shares of the Company and 97.7% of the total voting power in the Company, to Central Master Enterprises Limited (“Central Master”), a British Virgin Islands business company.

Central Master is owned and controlled by Mr. Tsz Ngo Yu (“Mr. Yu”), the chief financial officer of the Company, and Mr. Kai Man Fung (“Mr. Fung”), a director of a wholly-owned subsidiary of the Company.

A copy press release relating to the change in controlling shareholder and the change in board composition and management entitled “Globavend Announces New Controlling Shareholder and Change in Board Composition and Management” is furnished as Exhibit 99.1 hereto, and is incorporated by reference herein.

Change in Management and Board Composition

The following changes to the Company’s board composition and management were made in connection with the change of controller shareholder discussed above:

(1) Mr. Yau has stepped down as the chairman of the board of directors of the Company (the “Board”) but will continue to serve as the chief executive officer of the Company;

(2) Mr. Fung has been appointed as a director of the Company and the chairman of the Board;

(3) Mr. Yu has been appointed as a director of the Company in addition to his existing role as chief financial officer of the Company; and

(4) Mr. Tsui Kin Fung (“Mr. Tsui”) has been appointed as an independent director of the Company, a member of the audit committee, compensation committee and the nominating and corporate governance committee.

The above changes were effective as and from April 29, 2026.

In addition, with effect as and from April 30, 2026, Mr. Fan Cheung (“Mr. Cheung”) has resigned as an independent director of the Company, a member of the audit committee, compensation committee and the nominating and corporate governance committee. Mr. Cheung confirmed that his resignation was tendered for personal reasons and not as a result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

The biography of Mr. Fung, Mr. Yu and Mr. Tsui are as follows:

Mr. Kai Man Fung, director and chairman of the Board

Mr. Fung is a practicing solicitor in England and Wales of the United Kingdom and has extensive experience in corporate finance, real estate, building construction and dispute resolution. During his career, Mr. Fung has advised various companies listed on The Stock Exchange of Hong Kong Limited (the “SEHK”) and public companies listed on The Nasdaq Stock Market, LLC in connection with their listing, fund raising, mergers and acquisitions and corporate affairs.

Mr. Fung joined the Company in November 2025 as a director of RiseMind Holdings (Cayman) Limited (formerly known as Vault DAT Cayman), an indirect wholly owned subsidiary of the Company. Mr. Fung currently serves as a director of various private companies in Hong Kong, United Arab Emirates and the United Kingdom providing corporate consultancy and dispute resolution advisory services.

Mr. Fung received a Bachelor of Science degree in Surveying from the University of Hong Kong in November 2008, a Bachelor of Laws degree from the University of London in August 2010, a Master of Laws degree in Arbitration and Dispute Resolution from the City University of Hong Kong in February 2016 and a Postgraduate Certificate in Laws from the University of Hong Kong in June 2021. Mr. Fung is also a fellow member of the Chartered Institute of Arbitrators and a fellow member of the Hong Kong Institute of Arbitrators since February 2016 and January 2017, respectively.

Mr. Tsz Ngo Yu, director and chief financial officer

Mr. Yu has served as our chief financial officer since November 2023. He is a member of the Certified Public Accountants Australia, a fellow member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since January 2011 and September 2018, respectively and has over 20 years of experience in the related fields of finance, auditing, accounting, corporate governance practices, and company secretarial matters. Mr. Yu currently holds executive and directorship roles in various private companies in Hong Kong providing corporate services and consultancy services. He also serves as a company secretary to various companies listed on the SEHK. Mr. Yu is also a partner of an accounting firm in Hong Kong.

Mr. Yu received a Bachelor of Commerce Degree in Accounting and Finance and Master of Applied Finance, both from Monash University of Australia, in December 2005 and December 2006, respectively.

Mr. Kin Fung Tsui, independent director, member of the audit committee, compensation committee and nominating and corporate governance committee

Mr. Tsui is a Certified Public Accountant, or CPA, in Hong Kong since 2008 and an associate member of the HKICPA since January 2012. He has over 16 years of experience in corporate finance, financial reporting and auditing.

Mr. Tsui is currently the financial controller of Aussco Hong Kong Limited since January 2024. During the period between May 2019 and December 2023, he served as the APAC Financial Controller of Sanergy Group Limited, a company listed on the SEHK (Stock Code 2459). During the period between March 2018 and May 2019, Mr. Tsui served as the company secretary of China Merchants Land Limited, a company listed on the SEHK (Stock Code 978). During the period between March 2015 and February 2018, he served as the vice president of Alpha Business Consulting Company Limited. During the period between March 2014 and March 2015, Mr. Tsui served as a senior associate of Ernst & Young Transactions Limited in Hong Kong. During the period between September 2008 and March 2014, he successively served Deloitte Touche Tohmatsu, Hong Kong with the latest position being an audit manager.

Mr. Tsui has received a bachelor’ degree in social science from the Chinese University of Hong Kong in May 2007. The Board believes Mr. Tsui is qualified to serve as a director based on his extensive accounting and audit experience.

Employment Agreements and Indemnification Agreements

In connection with Mr. Fung’s appointment as a director of the Company, the Company has entered into a director service agreement with Mr. Fung in the form attached to this Report as Exhibit 4.1, and is incorporated by reference.

In connection with Mr. Tsui’s appointment as an independent director of the Company, the Company has entered into an independent director agreement with Mr. Tsui in the form exhibited as Exhibit 4.3 filed with the Company’s Annual Report on Form 20-F filed on February 13, 2026, and is incorporated by reference.

In connection with Mr. Yu’s appointment as a director of the Company, the Company has entered into a director service agreement with Mr. Yu in the form attached to this Report as Exhibit 4.1, and is incorporated by reference.

The Company has also entered into an indemnification agreement with each of Mr. Fung and Mr. Tsui in connection with their service as a director of the Company, a copy of which is attached to this Report as Exhibit 4.2, and is incorporated by reference.

The Company issued a press release with respect to the foregoing, a copy of which is attached to this Report as Exhibit 99.1 and incorporated herein by reference.

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-290675) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Director Service Agreement
4.2	Form of Indemnification Agreement
99.1	Press Release, dated as of April 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: April 30, 2026